Filed by Aegon Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Aegon Ltd.

Commission File No.: 001-10882

Form F-4 Registration No.: 333-298573

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-10882

Aegon Ltd

(Translation of registrant’s name into English)

Aegon Limited	Statutory seat	Principle place of business	Bermuda Registrar of
An exempted company with liability limited by shares www.aegon.com	Canon’s Court 22 Victoria Street Hamilton HM 12 Bermuda	World Trade Center Schiphol Boulevard 223 1118 BH Schiphol The Netherlands	Companies number: 202302830 (September 30, 2023) Dutch Chamber of Commerce number: 27076669 Aegon Limited is a non-resident company under the Dutch Act Non Residential Companies

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒   Form 40-F ☐

In connection with Aegon Ltd.’s intended change in jurisdiction through a cross-border continuation from Bermuda to Delaware (the “Redomiciliation”), Aegon Ltd. (“Aegon”) has filed with the U.S. Securities and Exchange Commission (“SEC”), a registration statement on a Form F-4 (Registration No. 333-298573) which became effective on August 28, 2026, that includes a U.S. Shareholder Circular (the “Shareholder Circular”), which among other things, provides information relating to the items that will be proposed at the extraordinary general meeting of shareholders scheduled for October 8, 2026 relating to the Redomiciliation. Aegon plans to mail the Shareholder Circular to its shareholders prior to October 8, 2026.

This press release and the Convocation and Agenda with Explanatory Notes are not intended to and do not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law and is not a substitute for the Shareholder Circular or any other document that Aegon may file with the SEC or send to security holders in connection with the Redomiciliation. INVESTORS AND SECURITYHOLDERS OF AEGON ARE URGED TO READ THE SHAREHOLDER CIRCULAR AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AEGON, ITS PROPOSED REDOMICILIATION AND RELATED MATTERS. Investors and securityholders will be able to obtain free copies of the Shareholder Circular and other documents filed with the SEC by Aegon through the website maintained by the SEC at www.sec.gov (http://www.sec.gov/). In addition, investors and securityholders will be able to obtain free copies of the documents filed with the SEC on Aegon’s website at www.aegon.com/redomiciliation (http://www.aegon.com/redomiciliation) or by contacting Aegon’s Investor Relations, World Trade Center, Schiphol Boulevard 223, 1118 BH Schiphol, The Netherlands, Tel: + 3120-259-2500. E-mail: ir@aegon.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon Ltd
(Registrant)

Date: September 1, 2026	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and General Counsel

Aegon publishes agenda for EGM on redomiciliation to US

Schiphol, September 1, 2026 - Aegon today published the agenda for its Extraordinary General Meeting of Shareholders (EGM) scheduled for October 8, 2026. The purpose of the EGM is to seek shareholder approval for Aegon’s redomiciliation to the US, as was announced at Aegon’s Capital Markets Day in December 2025.

The agenda and related materials, including the Shareholder Circular published on August 26, are available on the dedicated Aegon EGM webpage. The Shareholder Circular provides information relating to Aegon’s intended redomiciliation to the US that will be proposed to the EGM, including Aegon’s proposed future organizational and governance documents and an Omnibus Incentive Plan.

The EGM will be held in a virtual manner and Aegon’s policy on virtual shareholder meetings will apply. A live stream of the EGM will be available on our website, at www.aegon.com. All related meeting materials, including the agenda and full details on how to register, participate and vote, are now available on our dedicated EGM webpage.

Contacts

Media relations	Investor relations
Carolien van der Giessen	Yves Cormier
+31 611 953 367	+44 782 337 1511
carolien.vandergiessen@aegon.com	yves.cormier@aegon.com

About Aegon

Aegon is an international financial services holding company. Aegon’s ambition is to become a leading US life insurance, annuity, and retirement group with international insurance and asset management subsidiaries. Aegon’s portfolio of businesses includes fully-owned businesses in the United States and a global asset manager. On April 15, 2026, Aegon announced an agreement to sell its insurance platform in the UK, Aegon UK, and expects to complete the transaction around the end of 2026. Via insurance joint-ventures in Spain & Portugal, China, and Brazil, and via asset management partnerships in France and China, Aegon creates value by combining Aegon’s international expertise with strong local partners. In addition, Aegon owns a Bermuda-based life insurer and generates value via a strategic shareholding in a market leading Dutch insurance and pensions company.

Aegon’s purpose of helping people live their best lives runs through all its activities. As a leading global investor and employer, Aegon seeks to have a positive impact by addressing critical environmental and societal issues. Aegon is headquartered in Schiphol, the Netherlands, domiciled in Bermuda, and listed on Euronext Amsterdam and the New York Stock Exchange. More information can be found on aegon.com.

Attachment

•	20260901_PR_Aegon publishes agenda for EGM on redomiciliation to US (https://ml-eu.globenewswire.com/Resource/Download/2bdbb8c6-9d31-433f-8eff-85664d95ccee)